 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Urban One, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

91705J105
(CUSIP Number)

November 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91705J105

1	NAME OF REPORTING PERSON

	ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		200,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		608,894
PERSON WITH	7	SOLE DISPOSITIVE POWER

		200,000
	8	SHARED DISPOSITIVE POWER

		608,894
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	808,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%
12	TYPE OF REPORTING PERSON

	IN

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CUSIP No. 91705J105

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		608,894
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

608,894
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%
12	TYPE OF REPORTING PERSON

IA

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CUSIP No. 91705J105

1	NAME OF REPORTING PERSON

TCS CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		608,894
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

608,894
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%
12	TYPE OF REPORTING PERSON

OO

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CUSIP No. 91705J105

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being filed on behalf of TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), TCS Capital Advisors, LLC, a New York limited liability company (“TCS Advisors”), and Eric Semler (together with TCS Management and TCS Advisors, the “Reporting Persons”). This Amendment No. 2 relates to Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Urban One, Inc., a Delaware corporation (the “Issuer”).

Item 1(a).	Name of Issuer:

Urban One, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1010 Wayne Avenue, 14th Floor

Silver Spring, Maryland 20910

Item 2(a).	Name of Person Filing:

(1)	TCS Capital Management, LLC

(2)	TCS Capital Advisors, LLC

(3)	Eric Semler

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 142 West 57th Street, 11th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

(1)	TCS Capital Management, LLC is a Delaware limited liability company.

(2)	TCS Capital Advisors, LLC is a New York limited liability company.

(3)	Eric Semler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

91705J105

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CUSIP No. 91705J105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	As of the close of business on December 8, 2023, TCS Advisors may be deemed to directly beneficially own 608,894 shares of Common Stock. As the investment advisor of TCS Advisors, TCS Management may be deemed to beneficially own the 608,894 shares of Common Stock beneficially owned by TCS Advisors. As the managing member of TCS Management, Eric Semler may be deemed to beneficially own the 608,894 shares of Common Stock beneficially owned by TCS Advisors. In addition, as of the close of business on December 8, 2023, Mr. Semler directly beneficially owns 200,000 shares of Common Stock.

(b)	TCS Management and TCS Advisors may be deemed to beneficially own 6.2% of the outstanding shares of Common Stock. Mr. Semler may be deemed to beneficially own 8.2% of the outstanding shares of Common Stock. These percentages were determined by dividing the shares of Common Stock held by each of the Reporting Persons by 9,853,672, which is the number of shares of Common Stock outstanding as of November 14, 2023, according to the Issuer’s Form 10-Q filed on November 20, 2023 with the Securities and Exchange Commission.

(c)	TCS Advisors, TCS Management and Eric Semler have the shared power to vote and dispose of the 608,894 shares of Common Stock directly owned by TCS Advisors. Eric Semler has the sole power to vote and dispose of the 200,000 shares of Common Stock directly owned by him.

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CUSIP No. 91705J105

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the initial Schedule 13G filed by the Reporting Persons on January 25, 2021.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 91705J105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023	TCS CAPITAL ADVISORS, LLC

	By:	TCS CAPITAL MANAGEMENT, LLC its investment advisor

	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

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